UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

Commisssion File Number 0-13660

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I- REGISTRANT INFORMATION

AAMES FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

(Former Name if Applicable)

350 South Grand Ave, 43rd Floor

(Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90071

(City, State and Zip Code)

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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without resonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.

             PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been delayed in the filing of its Quarterly Report on Form 10-Q for the period ended March 31, 2004 (“Form 10-Q”) in order to address in the Form 10-Q comments received from the Securities and Exchange Commission (“SEC”) on April 28, 2004, in connection with the SEC’s review of the registration statements on Forms S-4 and S-11 filed by the Registrant’s subsidiary, Aames Investment Corporation, relating to Registrant’s proposed conversion to a real estate investment trust. Due to the timing of receipt of the comments, the Registrant needs additional time to fully consider and respond to the comments made and to have sufficient opportunity to conform the comments, if applicable, appropriately in the Form 10-Q. The Registrant does not expect any changes as a result of the comments to the financial results it previously reported for the quarter ended March 31, 2004.

Due to the reasons outlined above, the Registrant could not have timely filed its Form 10-Q without unreasonable effort or expense. The Registrant expects to file its Form 10-Q on or before May 21, 2004, the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	John F. Madden, Jr. (Name)	(323) (Area Code)	210-5000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a resonable estimate of the results cannot be made.

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AAMES FINANCIAL CORPORATION

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/ Ronald J. Nicolas, Jr.
Ronald J. Nicolas, Jr.
Chief Financial Officer

Date: May 17, 2004

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